

March 13, 2026

Keith Murphy
Executive Chairman
VivoSim Labs, Inc.
11555 Sorrento Valley Road, Suite 100
San Diego, CA 92121

      Re: VivoSim Labs, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 9, 2026
           CIK No. 0001497253

Dear Keith Murphy:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Samantha H. Eldredge, Esq.